

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

March 31, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.




08001711

RECEIVED
2008 APR 16 A 10: 38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

SUPPL

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 31, 2008 (Notice Concerning Shelf Registration for Issuance of Stock Acquisition Rights)

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Very truly yours,

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

4/16

Cc: The Bank of New York



SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

RECEIVED
2008 APR 16 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 31, 2008

Notice Concerning Shelf Registration for
Issuance of Stock Acquisition Rights

At a meeting of the Board of Directors held on April 6, 2006, Sumitomo Metal Industries, Ltd. (Sumitomo Metals) decided to introduce the Policy toward Large-scale Purchases of Sumitomo Metals Shares (Anti-Takeover Defense Plan). Consequently, Sumitomo Metals filed a shelf registration statement to provide for the issuance of stock acquisition rights, which may be invoked as one countermeasure if the large-scale purchase rules stipulated in this policy have not been complied with. The introduction of this policy was discussed as an item on the agenda at Sumitomo Metals' 83rd ordinary general shareholders' meeting held on June 27, 2006, and was approved by a majority of voting rights of the shareholders present.

On this occasion, as the scheduled issuance period for the previously mentioned shelf registration (a period of two years until April 13, 2008) will soon expire, Sumitomo Metals decided at a meeting of the Board of Directors held on March 31, 2008 to file another shelf registration statement. Accordingly, a notice regarding this matter is provided below.

1. Type of Securities:	Stock acquisition rights
2. Scheduled Issuance Period:	Until the date 2 years after the scheduled effective date of the shelf registration (April 14, 2008 to April 13, 2010)
3. Method of Allotment:	Allotment of stock acquisition rights without contribution
4. Allowable Issuance Amount:	5 billion yen (Aggregate of (i) total issue price of the stock acquisition rights (zero yen) and (ii) total amount to be paid upon exercise of the stock acquisition rights)

For details regarding the Policy toward Large-scale Purchases of Sumitomo Metals Shares, please refer to the news release entitled "Sumitomo Metals Announces Policy Toward Large-scale Purchases of Sumitomo Metals Shares (Anti-takeover Defense Plan)," which was issued on April 6, 2006 and is available on Sumitomo Metals' website: http://www.sumitomometals.co.jp/

END